

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 2, 2008

Mr. Keith Doss
Chief Financial Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

> **Re:** **Kodiak Oil & Gas Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Response Letter dated June 11, 2008**
> **File No. 001-32920**

Dear Mr. Doss:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We understand that you would prefer to limit compliance with our prior comments to future filings. We will further consider your request in conjunction with processing your response to the comments in this letter.

Engineering Comments

Asset Impairment, page 46

2.   We have reviewed your response to prior comment 17; including the information submitted on CD-ROM. We understand that you engaged outside engineers to estimate your reserves. However, please understand that the reserves you report in your filings are your responsibility, and not that of a third party engineering firm. And although the reserve report may state that it conforms to certain guidelines or that a particular well has reserves which conform to the SEC definitions in Rule 4-10(a) of Regulation S-X, we ask that you submit the technical documentation previously requested, concerning the reserve volumes for those particular wells associated with your $34 million impairment and 55% negative reserve revisions. The economic evaluation as presented in the reserve report is not sufficient. We re-issue prior comment 17.

Supplemental Oil and Gas Reserve Information, page 71

3.   We have reviewed your response to prior comment 18, including some details about the reasons for reserve revisions in 2007. Please advise whether you agree to comply with paragraph 11 of SFAS 69 by disclosing the reasons for all significant reserve changes that you report in your table of reserve changes.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551- 3703 with questions about engineering comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief